February 24, 2020

Steven M. Bosacki
Chief Executive Officer
BioPharmX Corporation
900 E. Hamilton Ave., Suite 100
Campbell, California 95008

       Re: BioPharmX Corporation
           Registration Statement on Form S-4
           Filed February 20, 2020
           File No. 333-236526

Dear Mr. Bosacki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Andrew E. Schwartz, Esq.